SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 26, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS THE SECOND QUARTER INTERIM REPORT FOR TELIA AB PUBLISHED ON JULY 25, 2002.

Interim Report

Interim Report

January–June 2002
Telia AB (publ), SE-123 86 Farsta, Corp. Reg. No. 556103-4249, Registered office: Stockholm

Q2 in Brief

•	Group net sales increased 1% to MSEK 14,346 (14,203) - Core business +6 percent

•	Underlying EBITDA improved 19% to MSEK 3,587 (3,014) - Core business +12 percent

•	The margin increased to 25% (21%)

•	Operating income totaled MSEK 119 (988) and was burdened with restructuring costs of MSEK 482

•	Capital expenditure declined to MSEK 2,091 (3,666) and operating cash flow was MSEK 1,472

•	The EU approved the merger with Sonera on July 10

Review of Earnings

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
MSEK	2002	2001	2002	2001	2001

Net sales	14,346	14,203	28,231	27,795	57,196
Change in net sales (%)	1.0	7.8	1.6	6.8	5.8
Underlying EBITDA	3,587	3,014	6,968	6,362	12,915
Underlying EBITDA margin (%)	25.0	21.2	24.7	22.9	22.6
Depreciation, amortization and write-downs	-3,004	-2,505	-5,711	-4,915	-13,975
Items not reflecting underlying business operations	-827	271	-804	301	384
Income from associated companies	363	208	375	51	6,136
Operating income	119	988	828	1,799	5,460
Income after financial items	-78	909	457	1,411	4,808
Net income	30	250	157	541	1,869
Basic and diluted earnings per share (SEK)	0.01	0.08	0.05	0.18	0.62
Operating cash flow	1,472	3,158	607	132	14,048
Investments	2,637	5,954	4,690	9,613	20,735
of which capex	2,091	3,666	4,113	7,234	17,713
Number of employees	16,561	22,468	16,561	22,468	17,149

Comments from Anders Igel, President and CEO

– Telia stands strong in today’s turbulent market situation. Telia’s focus on its core business and the ongoing efficiency-enhancing measures are starting to yield results. We will now sharpen our customer- and earnings-focus to make Telia better equipped to employ our strength in the home market.

– We are now seeing an increase in mobile usage in all the Nordic markets and we have strengthened our market position in broadband, particularly in the business segment.	– The earnings trend within the international carrier business is not satisfactory. That is why we now have a comprehensive review underway in order to determine the actions required to attain a positive cash flow position as soon as possible.

– It is highly gratifying that the planned merger with Sonera was approved by the EU. This means that we can now proceed with the preparatory work in earnest.

Telia Interim Report January-June 2002

Review of the Group

Positive underlying earnings trend.
Streamlining costs affected earnings

The Telia Group’s net sales rose by 1 percent to MSEK 14,346 during the second quarter compared to the same quarter of 2001. Both sales and earnings were affected by the divestiture of businesses carried out as part of the Group’s refine and focus efforts.

Sales in the core business climbed 6 percent. During the second quarter, Mobile’s sales increased 17 percent, Internet Services’ sales increased 25 percent and International Carrier’s sales increased 22 percent. Within Networks, sales fell 5 percent.

Underlying EBITDA climbed 19 percent to MSEK 3,587 and the margin improved from 21 to 25 percent. The improvement in core business was 12 percent. Mobile improved its underlying EBITDA 26 percent and strengthened its margin. Internet Services and International Carrier showed improved earnings by MSEK 24 and MSEK 15, respectively. EBITDA in Networks was on the same level as the second quarter of 2001 with a somewhat strengthened margin.

Net Sales and Margins by Quarter (MSEK)

Depreciation, amortization and write-downs totaled MSEK 3,004 (2,505). Major investments made in 2001 in the build-out of broadband in Sweden, in capacity reinforcements in the fixed network and in the expansion of the international carrier network led to increased depreciation. Write-downs totaled MSEK 137 and were primarily attributable to the portal business.

Items not reflecting underlying business operations totaled MSEK -827 (271). Restructuring costs totaled MSEK 482,	mainly comprised of provisions for redundant personnel, and MSEK 304 refers to certain pension-related costs.

Income from associated companies rose to MSEK 363 (208). Income were affected by capital gains of MSEK 335. Not including capital gains and the write-down of goodwill in Netia from the previous year, the improvement in income was MSEK 768, primarily attributable to the fact that companies that reported deficits were divested in 2001 and that the earnings in Netia no longer affect Group earnings since the book value of the Group’s holdings in Netia is zero.

Distribution of Net Sales in Q2

Operating income decreased to MSEK 119 (988).

During the second quarter, financial items totaled MSEK -197 compared with MSEK -79 during the comparative quarter, which was positively affected by non-recurring financial effects in conjunction with the divestiture of operations.

Income after financial items totaled MSEK -78 (909).

After minority stakes and positive tax effect arising from a previously unutilized loss carry-forward, the net income reported is MSEK 30 (250).

Six-month period

Net sales increased 2 percent to MSEK 28,231 during the first six months compared with the same period in the preceding year. The increase for core business was 7 percent.

Underlying EBITDA increased 10 percent to MSEK 6,968 (6,362). The increase for core business was 9 percent.

Depreciation, amortization and write-downs climbed to MSEK 5,711 (4,915), of which write-downs totaled MSEK 137.

Telia Interim Report January-June 2002

Items not reflecting underlying business operations totaled MSEK -804 (301). Restructuring costs and certain pension-related costs totaled MSEK 513 and MSEK 195, respectively.

Income from associated companies rose to MSEK 375 (51), including capital gains of MSEK 310. Not including capital gains and the write-down of goodwill in Netia in 2001, the improvement in earnings was MSEK 1,595.

Operating income decreased to MSEK 828 (1,799).

Financial items totaled MSEK -371 (-388), resulting in income after financial items totaling MSEK 457 (1,411).

After minority shares and tax, the reported net income is MSEK 157 (541).

Improved operating cash flow, sustained low debt/equity ratio

Strong improvement in cash flow from operating activities led to an improvement in operating cash flow to MSEK 1,472 during the second quarter compared with the first quarter when operating cash flow was MSEK -865. Operating cash flow in the second quarter of 2001 was MSEK 3,158 after a cash inflow of MSEK 5,089 from divestitures.

Reduced investments

Investments declined 56 percent to MSEK 2,637 (5,954) during the second quarter. Most of Telia’s business areas reduced their levels of investment. Reduced capital expenditure primarily concerned the fixed network in Sweden and the international carrier network. Other investments consisted of limited capital infusions to associated companies.

Investments during the first six months totaled MSEK 4,690, which represents a 51 percent decrease compared with the same period in the preceding year.

Efficiency measures in core business

The efforts to streamline the core business that started at the beginning of the year are continuing with full force. Substantial efficiency measures and restructuring efforts have been made within sales and distribution, among other areas. The streamlining affected over 1,000 employees, of which over 500 staff members within Mobile, approximately 400 within Networks, approximately 70 within Internet Services and some 50 within Holding. This redundancy is in line with Telia’s previously communicated plans.

The streamlining efforts will continue in the autumn and may lead to further redundancies, mainly within the Swedish operations.

MSEK	Jun 30, 2002	Dec 31, 2001	Dec 31, 2000	The redundancies in the wholly-owned Swedish operations
are being handled by a Group-wide unit, Telia Resources
Interest coverage ratio (multiple) Change in total assets (%) Asset turnover ratio (multiple) Equity/assets ratio (%) Capital employed Net interest-bearing liability Debt/equity ratio (multiple)	1.5 -7.0 0.46 49.9 85,249 10,336 0.17	3.0 4.5 0.46 46.2 90,971 10,661 0.18	7.3 60.2 0.54 44.4 92,374 20,235 0.37	and Redeployment, which will support redundant employees in their efforts to find new employment either within or outside the Group for the statutory period of notice as well as a further six months, although for a period of no less than 10 months in all. Telia is working in close collaboration with the union organizations and external players, including TrygghetsRådet and Manpower.

During the first six months, operating cash flow improved to MSEK 607 (132).

Total assets decreased during the first six months, chiefly attributable to the use of capital gains from the sale of businesses at the end of 2001 to amortize loans. The equity/assets ratio increased from 46.2 to 49.9 percent during the first six-month period.

During the first quarter, interest-bearing loans of approximately GSEK 5 were paid off, while the loan volume during the second quarter remained largely unchanged. The Group’s interest-bearing loans at June 30, 2002 amounted to approximately GSEK 24 with duration of approximately 2 years. Net indebtedness decreased slightly compared with year-end. Telia still has a low debt/equity ratio and is one of the most creditworthy telecommunications companies in Europe.	During the streamlining efforts, a freeze has been imposed on the employment of permanent staff and also on the employment of temporary staff and consultants.

During the first six months, the average number of employees decreased 34 percent to 16,529.

The EU approved the merger with Sonera

Extensive preparatory work has been completed for the planned merger with Sonera. The EU approved the merger on July 10. The approval requires certain commitments from Telia and Sonera.

Telia Interim Report January-June 2002

Telia has committed to sell its mobile operations, its dealership chain and its wireless LAN business in Finland as well as its ComHem cable business in Sweden.

The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities, which are distinct from related retail activities.

The combined company has committed to make available to other telecommunications operators in Sweden and	Finland its regulated wholesale fixed and mobile network products and international GSM roaming in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company.

Telia and Sonera are of the opinion that the EU requirement will have only a minor effect on the combined company’s result of operations, financial situation and cash flow.

Review of Business Areas

 Mobile — Higher traffic and revenue per customer in all Nordic markets

Continued customer growth, increased SMS usage and increased traffic per customer in all Nordic markets contributed to a 17 percent surge in external net sales, to MSEK 5,110 in the second quarter compared to the corresponding quarter of 2001. The number of customers during the quarter increased by 117,000 to 5,128,000, while the number of customers via service providers fell by 11,000 to 179,000.

MSEK 20 for restructuring costs related to the establishment of MegaFon.

Operating income totaled MSEK 154 (375).

Investments in the second quarter totaled MSEK 934 (697). The majority of these investments targeted expanding the networks in Sweden and Norway and the construction of the GSM networks in Denmark and Finland. In addition, Svenska UMTS-nät AB received a capital infusion of MSEK 250.

MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001	Increased ARPU in Sweden despite lower prices External net sales in mobile telephony rose 8 percent to
MSEK 2,650 for the Swedish operations. The average
Net sales
  of which external
Underlying EBITDA
EBITDA margin (%)
  Depreciation,
  amortization etc.
  Items not reflecting
  underlying
  business operations
  Income from
  associates
Operating income
Investments
of which CAPEX	5,412 5,110 1,357 25.1 -942 -332 71 154 934 683	4,919 4,372 1,074 21.8 -778 2 77 375 697 685	10,471 9,764 2,591 24.7 -1,839 -348 131 535 1,379 1,128	9,445 8,357 2,241 23.7 -1,519 -14 119 827 1,207 1,192	price level fell 4 percent due to reduced interconnect fees. On May 16, the County Administrative Court confirmed the decision of PTS that the interconnect fee in Telia’s GSM network is to be SEK 0.92 per minute, which is significantly lower than the interconnect fee of other operators with substantial market shares. The price took effect on March 1, 2002.

The number of GSM customers during the quarter increased by 27,000 to 3,344,000, while the number of customers via service providers fell by 4,000 to 87,000.

The average traffic volume per customer and month rose to a record high of 139 minutes (130).
During the quarter, nearly 114 million SMS messages were sent, up 24 percent from the same quarter of 2001.
Underlying EBITDA climbed 26 percent to MSEK 1,357 and the margin improved to 25 percent (22).

Depreciation increased to MSEK 942 (778).

Items not reflecting underlying business operations totaled MSEK -332 (2). Ongoing revamping measures, including the implementation of a common organization for the Nordic market, have affected over 500 employees to date this year. Costs, including provisions for redundant personnel, are reported at MSEK 236 under Items not reflecting underlying business operations.

Income from associated companies in the Baltic states and Russia totaled MSEK 71 (77), including a provision of
Monthly average revenue per user (ARPU) increased to SEK 283 (280) despite lower interconnect fees. Churn remained at the same level as in the first quarter of 2002, i.e. 11 percent.

Telia Interim Report January-June 2002

Underlying EBITDA climbed 5 percent to MSEK 1,271 and the margin decreased to 42.8 percent (43.0).

New sales consisted mainly of prepaid cards and the trend towards a greater share of prepaid cards. A new mobile subscription, Mobitel Classic, was launched in Sweden during the quarter. This subscription allows the customer to select the services connected to the subscription and to choose either quarterly or monthly billing.

Telia was the first operator in Europe to sign a roaming agreement for wireless broadband (HomeRun) with the Italian mobile operator Megabeam.

Improved earnings in Norway

In Norway external net sales in mobile telephony rose 28 percent to MSEK 1,337. The number of customers during the first quarter increased by 11,000 to 996,000, while the number of customers via service providers fell by 7,000 to 92,000.

176 million SMS messages were sent during the quarter, up 54 percent from the same quarter of 2001.

Simple and attractive customer offers contributed to an increase in the average traffic volume per customer per month to 162 (141) minutes and ARPU climbed to NOK 338 (317).

Underlying EBITDA climbed 82 percent to MSEK 590 and the margin improved to 44.3 percent (30.7). This improvement is attributable to volume growth, greater cost-effectiveness and lower customer recruitment costs.

Customer growth in Denmark

In Denmark external sales in mobile telephony rose 27 percent to MSEK 213. The increase was mainly attributable to customer growth. Several successful campaigns were completed during the quarter, bringing the number of customers up by 91,000 to 413,000 in the second quarter. This strong customer growth is expected to yield a significant increase in revenue during the second half of the year, thereby laying the ground for more rapidly attaining positive underlying EBITDA.

Underlying EBITDA declined to MSEK -232 (-75), primarily due to higher customer recruitment costs.

The ongoing installation of a GSM network in Denmark is expected to be completed during the year.

Sales growth in Finland

In the Finnish market, external sales for mobile telephony jumped 69 percent to MSEK 244 compared with the same quarter of 2001. In June, a switch over from Radiolinja’s network to Telia’s own network took place and a roaming agreement was signed with Suomen 2G. This enhances	Telia’s opportunities to make the Finnish business profitable as this lowers costs and provides nationwide coverage throughout Finland. The number of customers fell by 10,000 to 235,000 in conjunction with the Suomen 2G deal, which required customers to change their SIM cards. This decrease in the number of customers was less than anticipated.

Underlying EBITDA totaled MSEK –99 (-99).

Telia has committed to selling its mobile operations in Finland and the sales process is already underway.

Growth in the Baltic states and Russia

The mobile operator companies in Russia and the Baltic states continued to show positive development and the number of customers increased by 828,000 to 3,179,000. The increase includes 520,000 customers for MegaFon when the company was restructured.

Income from associated companies in the Baltic states and Russia totaled MSEK 71 (77) during the quarter.

Mobile exchange launch

A new exchange solution, Mobile Switcher, was launched on the market. The exchange function is integrated in the network and the solution targets small and medium-size companies with employees on the move as part of their job, for example various types of service companies.

External net sales for “Business Solutions, telephony” totaled MSEK 515 during the quarter and underlying EBITDA improved to MSEK -31 (-52).

Reduced losses in other business

Other operations, including mobile portals, paging, shops and radio contracting, reported decreased net sales by 21 percent to MSEK 151, while underlying EBITDA improved by MSEK 90 to MSEK -142. Improved earnings were mainly attributable to the portal operations.

Telia transferred some 30 of its retail outlets in Finland to TeleMaaria Oy during the quarter as part of the streamlining efforts.

Internet Services — Stronger market position in broadband

Continued customer growth in broadband and price increases contributed to a 25 percent year on year increase in external net sales to MSEK 1,018. The number of broadband customers increased by 39,000 to 392,000 and the average price level for the business area’s products climbed 6 percent.

Telia Interim Report January-June 2002

Underlying EBITDA improved MSEK 24 to MSEK –144. The improvement is attributable both to price increases and to reduced developmental costs.					Several major customer contracts were signed during the second quarter.

A general agreement was signed with the Swedish Sports
MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001	Confederation for the delivery of ADSL connections to the confederation’s over 20,000 clubs in Sweden.

Net sales
  of which external
Underlying EBITDA
EBITDA margin (%)
  Depreciation,
  amortization etc.
  Items not reflecting
  underlying
  business operations
  Income from
  associates
Operating income
Investments
  of which CAPEX
1,029 1,018 -144 -14.0 -260 -96 -9 -509 121 106	853 813 -168 -19.7 -97 -8 -12 -285 292 240	2,011 1,993 -314 -15.6 -369 -97 -18 -798 236 206	1,572 1,528 -518 -33.0 -173 -9 -27 -727 543 476	An agreement was signed with Apoteket AB (National Corporation of Swedish Pharmacies) for the delivery of a virtual private network linking approximately 950 of Apoteket’s geographically widespread units via the Internet. This is the largest IP-VPN deal in the Nordic countries and represents a breakthrough in the market.

Weak demand for content and payment services

Weak demand for content services and payment services led to a decline in sales of Internet services to MSEK 34 (39). The services are being reviewed and some have already been removed from the product range or have been adapted to new market conditions.

Internet Services began a collaboration with TV 4 during the quarter for digital distribution of TV 4’s programs and interactive advertising. The collaboration also includes portals.

The operations are currently being streamlined and restructured in order to increase profitability. The streamlining has affected approximately 70 employees to date this year. Under Items not reflecting underlying business operations, Internet Services reported MSEK 87 in restructuring costs, including provisions for redundant personnel.

During the quarter, the book value of the portal business and payment and security services was written down by MSEK 137, which explains the greater part of the increase in the item Depreciation and write-downs.

Income from associated companies (the e-commerce company Marakanda) totaled MSEK -9 (-12).

Operating income fell to MSEK -509 (-285).

The majority of the investments concerned the digitization and upgrade of the cable television networks to broadband. Investments declined to MSEK 121 (292).

Strong demand for broadband access

Sales of Internet accesses surged 31 percent to MSEK 630. Behind this jump are the price increases introduced in the first quarter for ADSL and Internet Cable and sustained demand for broadband, particularly ADSL in the business segment. During the quarter, the number of ADSL customers increased by 31,000 to 264,000 and the number of Internet Cable customers increased by 8,000 to 125,000. This strengthened Telia’s position as the leading broadband provider in Sweden.

The number of dial-up customers is falling as the number of broadband customers grows. The number of dial-up Internet access subscriptions fell by 17,000 to 816,000 during the quarter.

ADSL was “soft launched” on the Danish market during the quarter. Telia has a strong ADSL offer with a transfer speed of 2 Mbps.

Cable TV business more profitable

The cable TV operations in Sweden and Denmark have stable growth and gradually improving profitability. Second-quarter sales jumped 18 percent to MSEK 333, primarily due to price increases.

A large part of the Swedish cable TV network is digitized and broadband-ready. Of Telia’s 1.4 million connected households, 1.2 million have access to digital TV and 470,000 have access to broadband Internet. At the end of the second quarter the number of digital TV customers was 130,000.

A collaboration with Telenor for a digital TV initiative in Denmark was launched during the quarter.

Telia has made a commitment to the European Commission to divest its Swedish cable TV business as a result of the planned merger between Telia and Sonera.

 International Carrier — Order increase in turbulent market

Telia commands a strong position in the international carrier market by virtue of its financial stability and established position as a telecom operator. Despite an increase in orders received in a turbulent market, the volume and earnings trends are unsatisfactory. To resolve this, a comprehensive review of International Carrier’s operations is

Telia Interim Report January-June 2002

underway in order to clarify the actions required to attain a positive cash flow position as soon as possible.

External net sales rose 22 percent to MSEK 1,074 during the second quarter compared with the same quarter of 2001, despite severe pressure on prices.

The sales increase was 6 percent compared with the first quarter of 2002. The increase is primarily attributable to IP traffic and voice while network capacity fell 18 percent due to the fact that two carriers that were Telia customers canceled payments.	having a positive impact on the cost picture. Ongoing renegotiations on network operation and maintenance agreements have also contributed to lower costs.

Reduced investments
Investments dropped during the second quarter to MSEK 265 (1,128), the majority of which concerned upgrading network sections that are already in service.

The major investments made in 2001 led to greatly increased depreciation, which is why operating income fell to MSEK –502 compared with MSEK –404 in the same quarter of 2001.

MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001

Net sales
  of which external
Underlying EBITDA
EBITDA margin (%)
  Depreciation, amortization etc.
  Items not reflecting
  underlying business
  operations
  Income from associates
Operating income
Investments
of which CAPEX	1,295 1,074 -287 -22.2 -214 -1 0 -502 265 265	1,094 877 -302 -27.6 -101 -1 0 -404 1,128 1,126	2,490 2,088 -618 -24.8 -411 -1 0 -1,030 438 438	2,078 1,627 -567 -27.3 -170 -1 0 -738 2,260 2,237	Networks – Recent market development creates opportunities in the retail market

Networks’ external net sales fell 5 percent to MSEK 6,879. The decline is attributable to the implementation of local carrier preselection, but also to a weakening trend in the wholesale market. Sales for comparable units fell 4 percent.

Several players are having significant financial difficulties. Telia is focusing on taking customers from players forced to exit the	MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001
market. This has led to an increase in orders received during the
quarter, despite the continued turbulence and uncertainty on	Net sales	8,350	8,464	16,639	16,513
the market. Some 100 additional ip customers were connected	of which external	6,879	7,262	13,788	14,289
to the Viking Network and sales of IP traffic surged by almost	Underlying EBITDA	2,794	2,793	5,608	5,630
50 percent compared with the first quarter of 2002.

Several contracts were signed, including with Nexion and Albacom as well as university networks such as NordUnet and Belnet. In addition, the agreements with Telenor and kpn were expanded. A large number of fibers in the English section of the Viking Network were sold to the cable tv company Telewest.	EBITDA margin (%) Depreciation, amortization etc. Items not reflecting underlying business operations Income from associates Operating income Investments of which CAPEX	33.5 -1,451 -229 122 1,236 884 884	33.0 -1,285 83 -2,534 -943 1,859 1,449	33.7 -2,821 -263 106 2,630 2,060 2,057	34.1 -2,532 41 -2,906 233 3,286 2,862

The number of orders received doubled during the quarter compared with the first quarter of 2002. Most of the agreements will begin to have an impact on earnings in the third quarter.

Improved underlying EBITDA
Compared with the first quarter of 2002, underlying EBITDA improved from MSEK -331 to MSEK -287. International Carrier has thus improved its underlying earnings for the third consecutive quarter. The improvement is attributable to increased sales as well as streamlining the operations.

Bringing Telia’s own infrastructure into service has reduced the need for leased long distance capacity, which is	The Swedish and Danish telecom markets have become overcrowded in recent years, causing financial trouble for more and more players and forcing some to cancel payments. This opens up opportunities for Telia to strengthen its position in the retail market.

Provisions of MSEK 184 were made during the quarter for bad debts. The greater part of these provisions are for second-quarter invoicing to wholesale customers with weak solvency.

Sustained underlying EBITDA despite drop in sales
	The preselection reform caused Telia to lose revenues on the consumer side, but this was partially compensated by increased interconnect traffic. Since local carrier preselection was introduced on February 2, the net effect is esti-

Telia Interim Report January-June 2002

mated at MSEK -170, which corresponds to an annual effect of approximately MSEK -400.

Despite the provisions and reduced sales, underlying EBITDA was sustained at the same level and the margin was strengthened somewhat.

Major efficiency measures were implemented during the quarter, including within distribution, which together with reduced costs for interconnect traffic had a positive impact he quarter, there were 351,000 customers on earnings.

Depreciation, amortization and write-downs increased to MSEK -1,451 (-1,285) due to the high level of investment in 2001.

The ongoing streamlining of the operations, mainly within distribution, has affected approximately 400 employees to date this year. Streamlining costs, including provisions for redundant personnel, totaled MSEK 146 and are reported under Items not reflecting underlying business operations.

Income from associated companies improved to MSEK 122
(-2,534), including a capital gain of MSEK 153 from the divestiture of Comsource. In the comparative quarter, the remaining goodwill in Netia was written down and Eircom burdened earnings.	creased 16 percent. The growth has flagged as a result of the turbulent market situation.

Interconnect traffic sales in Sweden increased 16 percent to MSEK 548. Sales of ADSL/LAN increased to MSEK 47 (2). Second quarter deliveries of ADSL/LAN connections totaled 42,000, of which 11,000 were to service providers outside Telia. At the end of the quarter, there were 351,000 customers connected to Telia’s broadband network via ADSL or LAN.

Sales for network capacity increased 17 percent to MSEK 334.

The acquisition of Powercom in 2001 contributed to sales in the Danish wholesale business increasing to MSEK 139.

Holding

Telia Holding is responsible for the Group’s investments outside of Telia’s core businesses. Telia Holding comprises a number of consolidated businesses, including Finans/Credit, Sergel Kredittjänster, Division Satellit, Division Offentlig Telecom, Telia Promotor, Telia Overseas and Suntel, as well as several associated companies, including Slottsbacken, INGROUP, Drutt Corp, Telefos, AUCS, Infonet Services and COOP Bank.

Operating income improved to MSEK 1,236 (-943), which
is mainly attributable to the negative result from Netia in 2001.	MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001

The large investments previously made in broadband and	Net sales	458	3,455	920	7,240
capacity reinforcements in the backbone network mean that the level of investment is now greatly reduced. Investments dropped off to MSEK 884 (1,859) during the second quarter, contributing to improved cash flow.

Retail market
retail market sales declined 8 percent to MSEK 5,745. This is primarily due to the introduction of local carrier preselection in Sweden in the beginning of February. Swedish traffic revenues dropped 17 percent to MSEK 2,102 during the quarter.	of which external
Underlying EBITDA
EBITDA margin (%)
  Depreciation,amortization etc.
  Items not reflecting
  underlying business operations
  Income from associates
Operating income
Investments
  of which CAPEX
		201 131 28.6 -121 -30 186 166 353 71	837 -67 -1.9 -221 70 2,697 2,479 1,996 184	461 203 22.1 -240 -101 176 38 471 177	1,901 130 1.8 -476 41 2,886 2,581 2,370 520

The number of telephone subscriptions in Sweden dropped by 37,000 to 5,605,000 during the quarter. The number of ISDN channels is also falling as more consumers switch from ISDN to ADSL/LAN.

During the quarter, several new teleconferencing services were launched. The market for these services is growing.

Wholesale market
Second-quarter sales jumped 14 percent to MSEK 1,134 in the wholesale business. Sales for comparable units in-

Extensive divestitures in 2001 along with the closing down of Vimera (customer training) and Time (accounting services) Satellit led to a decline in external net sales, but in the second quarter and the current discontinuation of improved underlying EBITDA and strengthened the margin.

External net sales in remaining operations decreased to MSEK 201 (232) while underlying EBITDA improved to MSEK 131 (20). The drop in sales is primarily attributable to Promotor while underlying EBITDA mainly improved within Offentlig Telecom, Suntel, Sergel Kredittjänster and Overseas.

Telia Interim Report January-June 2002

Depreciation decreased to MSEK 121 (221) due to the divestitures/close-downs.

Income from associated companies totaled MSEK 186 (2,697).Income was affected by capital gains and issue proceeds of MSEK 264. The sale of the minority stake in Bharti Mobile is a two-stage process. The shares were sold to Overseas in April, generating a capital gain of MSEK 176 During the second half of the year, Overseas expects to sell the shares and anticipates a capital gain of an additional MSEK 400 for the Group. The comparative quarter of 2001 includes capital gains of MSEK 2,794, of which the sale of Tess in Brazil represented MSEK 2,624.

The closing down and streamlining underway in 2002 has led to a redundancy of 50 employees to date. Under Items not reflecting underlying business operations, Holding reported MSEK 44 in restructuring costs, including provisions for redundancy.

Operating income fell to MSEK 166 (2,479).

Investments amounted to MSEK 353. A loan of MSEK 228 to AUCS, which manages remaining operations in the former company Unisource, was converted to shares, MSEK 72 refers to Finans/Credit’s leasing operations and MSEK 25 refers to COOP Bank.
On July 1, Telia divested its remaining 9 percent interest in the Orbiant Group to Flextronics for MSEK 106.

Outlook 2002

Telia is continuing its efforts aimed at developing and streamlining its core businesses. We expect these measures to yield positive effects during the second half of the year.

The current situation in the telecommunications market benefits strong and established players like Telia. The market situation, combined with increased customer- and earnings-focus, will enable Telia to strengthen its future positions in the home market.

A continued lower level of investment than that of 2001 will have a positive effect on operating cash flow.

Stockholm, July 25, 2002

Anders Igel
President and CEO

Auditors’ Review Report

We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit Nothing has come to our attention that	indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Accounting Standards (IAS)

Stockholm, July 25, 2002

Ernst & Young AB	Gunnar Widhagen	Filip Cassel

	Authorized Public Accountant	Authorized Public Accountant

Torsten Lyth

Authorized Public Accountant

Financial Information Interim Report Jan-Sept Year-end Report 2002	Nov 4 Feb 3, 2003	Questions regarding content: Telia AB, Investor Relations SE-123 86 Farsta, Sweden Tel. +46 (0)8 713 10 00 Fax +46 (0)8 713 69 47 www.telia.com, Investor Relations	Reports may be ordered via: Tel. +46(0)8 713 71 43 Fax +46 (0)8 604 54 72 www.telia.com, Investor Relations

Telia Interim Report January-June 2002

Consolidated Income Statements

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jul 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Jun 2002	2001	2000

Net sales	14,346	14,203	28,231	27,795	57,632	57,196	54,064
Costs of production	-9,513	-9,363	-18,344	-18,001	-40,778	-40,435	-33,028

Gross income	4,833	4,840	9,887	9,794	16,854	16,761	21,036
Sales, administrative, and R&D expenses	-4,686	-4,193	-9,004	-8,324	-18,623	-17,943	-16,326
Other operating revenues and expenses, net	-391	133	-430	278	-202	506	8,493
Income from associated companies	363	208	375	51	6,460	6,136	-1,197

Operating income	119	988	828	1,799	4,489	5,460	12,006
Net financial revenues and expenses	-197	-79	-371	-388	-635	-652	-289

Income after financial items	-78	909	457	1,411	3,854	4,808	11,717
Income taxes	89	-640	-308	-848	-2,377	-2,917	-1,447
Minority interests	19	-19	8	-22	8	-22	8

Net income	30	250	157	541	1,485	1,869	10,278

Earnings per share, basic (SEK)	0.01	0.08	0.05	0.18	0.49	0.62	3.50
Earnings per share, diluted (SEK)	0.01	0.08	0.05	0.18	0.49	0.62	3.50

Quarterly Data

	2002		2001				2000
MSEK	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2

Net sales	14,346	13,885	14,970	14,431	14,203	13,592	14,540	13,487	13,180
Underlying EBITDA	3,587	3,381	3,133	3,420	3,014	3,348	3,790	3,180	2,857
Items not reflecting underlying business operations	-827	23	322	-239	271	30	6,937	-116	201
Income from associates	363	12	3,746	2,339	208	-157	-370	-759	-710
EBITDA	3,123	3,416	7,201	5,520	3,493	3,221	10,357	2,305	2,348
Depreciation and write-downs	-3,004	-2,707	-6,285	-2,775	-2,505	-2,410	-2,427	-2,099	-1,860
Operating income	119	709	916	2,745	988	811	7,930	206	488
Income after financial items	-78	535	906	2,491	909	502	7,658	267	356
Net income	30	127	-572	1,900	250	291	7,408	172	308
Earnings per share, basic (SEK)	0.01	0.04	-0.19	0.63	0.08	0.10	2.47	0.06	0.10
Earnings per share, diluted (SEK)	0.01	0.04	-0.19	0.63	0.08	0.10	2.47	0.06	0.10
Operating cash flow	1,472	-865	9,171	4,745	3,158	-3,026	3,486	-25,923	-1,935
Investments	2,637	2,053	5,157	5,965	5,954	3,659	10,311	16,745	16,042
of which capex	2,091	2,022	4,849	5,630	3,666	3,568	7,185	3,369	3,841
of which acquisitions	546	31	308	335	2,288	91	3,126	13,376	12,201

Telia Interim Report January-June 2002

Condensed Consolidated Balance Sheets

	June 30,	June 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2001	2000

Assets
Intangible fixed assets	27,233	26,884	26,816	25,198
Tangible fixed assets	45,700	47,361	47,314	43,807
Financial fixed assets	19,695	20,563	20,784	22,335
Total fixed assets	92,628	94,808	94,914	91,340
Inventories, etc.	485	821	636	773
Receivables	22,843	33,004	23,521	29,072
Short-term investments	1,634	508	7,602	178
Cash and bank	1,619	1,051	1,518	1,352
Total current assets	26,581	35,384	33,277	31,375

Total assets	119,209	130,192	128,191	122,715
Equity and liabilities
Equity	59,728	58,570	59,885	55,988
Minority shares	245	1,497	204	320
Provisions for pensions	1,794	3,028	2,358	3,525
Other provisions	10,681	9,014	10,749	7,826
Total provisions	12,475	12,042	13,107	11,351
Long-term loans	20,933	26,092	25,193	20,876
Short-term loans	2,850	10,685	3,931	13,166
Non-interest-bearing liabilities	22,978	21,306	25,871	21,014
Total liabilities	46,761	58,083	54,995	55,056

Total equity and liabilities	119,209	130,192	128,191	122,715

Condensed Consolidated Cash Flow Statements and Changes in Net Interest-bearing Liability

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jul 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Jun 2002	2001	2000

Cash flow before change in working capital	2,587	1,988	5,269	4,649	10,892	10,272	9,589
Change in working capital	1,240	336	-568	-1,839	1,415	144	563
Cash flow from operating activities	3,827	2,324	4,701	2,810	12,307	10,416	10,152
Cash flow from investing activities	-2,355	834	-4,094	-2,678	2,216	3,632	-37,121
Operating cash flow	1,472	3,158	607	132	14,523	14,048	-26,969
Cash flow from financing activities	-1,258	-3,267	-6,535	-405	-12,738	-6,608	26,818

Cash flow for the period	214	-109	-5,928	-273	1,785	7,440	-151

Cash and cash equivalents, opening balance	2,761	1,296	8,923	1,437	1,207	1,437	1,575
Cash flow for the period	214	-109	-5,928	-273	1,785	7,440	-151
Exchange rate differences in cash and cash equivalents	52	20	32	43	35	46	13
Cash and cash equivalents, closing balance	3,027	1,207	3,027	1,207	3,027	8,923	1,437

Net interest-bearing liability, opening balance	11,908	24,425	10,661	20,235	19,069	20,235	7,527
Change in net borrowing	-1,147	-4,775	239	-669	-7,499	-8,407	12,429
Change in pension provisions	-425	-581	-564	-497	-1,234	-1,167	279
Net interest-bearing liability, closing balance	10,336	19,069	10,336	19,069	10,336	10,661	20,235

Telia Interim Report January-June 2002

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	June 30,	June 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2001	2000

Opening balance	59,885	55,988	55,988	32,893
Change of accounting principles (IAS 39)	–	-342	-342	–
Adjusted opening balance	59,885	55,646	55,646	32,893
Dividend	-600	-1,501	-1,501	-1,470
New share issue	–	–	–	12,750
Underwriting expenses after tax posted directly to equity	–	–	-16	-231
Transactions with outside parties	-11	-178	-155	-82
Share of earnings in companies previously outside the Group	–	–	–	29
Differences arising from translation of foreign operations	141	4,388	4,268	2,127
Fair value measurement of securities available for sale	107	3	143	–
Gains/losses on instruments used to hedge cash flow	41	131	114	–
Differences after tax on forward contracts used for equity hedge	8	-460	-483	-306
Net income for the period	157	541	1,869	10,278
Closing balance	59,728	58,570	59,885	55,988

Business Area Breakdown

April-June 2002 or June 30, 2002

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	5,412	1,029	1,295	8,350	-1,740	458	14,346
External net sales	5,110	1,018	1,074	6,879	265	201	14,346
Underlying EBITDA	1,357	-144	-287	2,794	-133	131	3,587
Depreciation, amortization & write-downs	-942	-260	-214	-1,451	-137	-121	-3,004
Items not reflecting underlying business operations	-332	-96	-1	-229	-169	-30	-827
Income from associated companies	71	-9	0	122	179	186	363
Operating income	154	-509	-502	1,236	-260	166	119
Operating capital	36,323	1,093	8,937	29,219	-5,564	1,522	70,008
Equity participations in associates	2,960	33	0	2,586	2,839	2,839	8,418
Investments	934	121	265	884	433	353	2,637
of which CAPEX	683	106	265	884	153	71	2,091
Number of employees	4,484	1,447	796	7,492	2,342	1,523	16,561
Average number of full-time employees	4,538	1,450	794	7,414	2,333	1,522	16,529

Telia Interim Report January-June 2002

April-June 2001 or June 30, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	4,919	853	1,094	8,464	-1,127	3,455	14,203
External net sales	4,372	813	877	7,262	879	837	14,203
Underlying EBITDA	1,074	-168	-302	2,793	-383	-67	3,014
Depreciation, amortization & write-downs	-778	-97	-101	-1,285	-244	-221	-2,505
Items not reflecting underlying business operations	2	-8	-1	83	195	70	271
Income from associated companies	77	-12	0	-2,534	2,677	2,697	208
Operating income	375	-285	-404	-943	2,245	2,479	988
Operating capital	35,088	1,827	10,203	29,393	1,850	4,996	78,361
Equity participations in associates	2,209	39	0	3,261	4,561	4,561	10,070
Investments	697	292	1,128	1,859	1,978	1,996	5,954
of which CAPEX	685	240	1,126	1,449	166	184	3,666
Number of employees	4,897	1,218	686	7,919	7,748	6,965	22,468
Average number of full-time employees	4,699	1,164	631	7,717	13,426	12,637	27,637

January-June 2002 or June 30, 2002

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	10,471	2,011	2,490	16,639	-3,380	920	28,231
External net sales	9,764	1,993	2,088	13,788	598	461	28,231
Underlying EBITDA	2,591	-314	-618	5,608	-299	203	6,968
Depreciation, amortization & write-downs	-1,839	-369	-411	-2,821	-271	-240	-5,711
Items not reflecting underlying business operations	-348	-97	-1	-263	-95	-101	-804
Income from associated companies	131	-18	0	106	156	176	375
Operating income	535	-798	-1,030	2,630	-509	38	828
Operating capital	36,323	1,093	8,937	29,219	-5,564	1,522	70,008
Equity participations in associates	2,960	33	0	2,586	2,839	2,839	8,418
Investments	1,379	236	438	2,060	577	471	4,690
of which CAPEX	1,128	206	438	2,057	284	177	4,113
Number of employees	4,484	1,447	796	7,492	2,342	1,523	16,561
Average number of full-time employees	4,538	1,450	794	7,414	2,333	1,522	16,529

January-June 2001 or June 30, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	9,445	1,572	2,078	16,513	-1,813	7,240	27,795
External net sales	8,357	1,528	1,627	14,289	1,994	1,901	27,795
Underlying EBITDA	2,241	-518	-567	5,630	-424	130	6,362
Depreciation, amortization & write-downs	-1,519	-173	-170	-2,532	-521	-476	-4,915
Items not reflecting underlying business operations	-14	-9	-1	41	284	41	301
Income from associated companies	119	-27	0	-2,906	2,865	2,886	51
Operating income	827	-727	-738	233	2,204	2,581	1,799
Operating capital	35,088	1,827	10,203	29,393	1,850	4,996	78,361
Equity participations in associates	2,209	39	0	3,261	4,561	4,561	10,070
Investments	1,207	543	2,260	3,286	2,317	2,370	9,613
of which CAPEX	1,192	476	2,237	2,862	467	520	7,234
Number of employees	4,897	1,218	686	7,919	7,748	6,965	22,468
Average number of full-time employees	4,699	1,164	631	7,717	13,426	12,637	27,637

Telia Interim Report January-June 2002

January-December 2001 or December 31, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	19,830	3,305	4,632	34,065	-4,636	10,680	57,196
External net sales	17,857	3,288	3,652	29,159	3,240	3,072	57,196
Underlying EBITDA	4,705	-970	-1,569	11,710	-961	265	12,915
Depreciation, amortization & write-downs	-3,385	-606	-3,589	-5,422	-973	-886	-13,975
Items not reflecting underlying business operations	-49	-28	-1	-71	533	-209	384
Income from associated companies	361	-45	0	-2,363	8,183	8,233	6,136
Operating income	1,632	-1,649	-5,159	3,854	6,782	7,403	5,460
Operating capital	36,499	1,401	8,652	30,795	-7,197	287	70,150
Equity participations in associates	3,061	22	0	3,488	3,356	3,356	9,927
Investments	4,979	903	5,037	7,129	2,687	2,744	20,735
of which CAPEX	4,341	836	5,037	6,767	732	788	17,713
Number of employees	4,813	1,369	777	7,910	2,280	1,576	17,149
Average number of full-time employees	4,857	1,257	671	7,693	10,501	9,729	24,979

Geographic Segment Breakdown

January-June 2002 or June 30, 2002

		Other Nordic	Baltic	Rest of	Rest of
MSEK	Sweden	countries	Region	Europe	world	Group

External net sales	22,285	4,469	110	931	436	28,231
Depreciation, amortization & write-downs	-3,725	-1,640	-14	-218	-114	-5,711
Income from associated companies	-145	1	86	194	239	375
Operating income	2,181	-1,185	88	-328	72	828
Operating capital	20,631	35,806	5,126	5,498	2,947	70,008
Equity participations in associates	779	-2	5,046	430	2,165	8,418
Investments	2,959	1,162	37	498	34	4,690
of which CAPEX	2,628	1,158	37	257	33	4,113
Number of employees	12,916	2,614	190	355	486	16,561
Average number of full-time employees	12,843	2,644	195	354	493	16,529

January-June 2001 or June 30, 2001

		Other Nordic	Baltic	Rest of	Rest of
MSEK	Sweden	countries	Region	Europe	world	Group

External net sales	22,792	3,709	58	755	481	27,795
Depreciation, amortization & write-downs	-3,422	-1,253	-9	-99	-132	-4,915
Income from associated companies	125	-3	-1,629	-1,075	2,633	51
Operating income	3,788	-978	-1,643	-1,673	2,305	1,799
Operating capital	28,178	34,085	5,921	6,367	3,810	78,361
Equity participations in associates	1,778	23	5,792	78	2,399	10,070
Investments	5,211	1,835	833	1,445	289	9,613
of which CAPEX	4,121	1,382	20	1,430	281	7,234
Number of employees	18,687	2,606	202	407	566	22,468
Average number of full-time employees	23,231	3,143	197	446	620	27,637

Telia Interim Report January-June 2002

January-December 2001 or December 31, 2001

		Other Nordic	Baltic	Rest of	Rest of
MSEK	Sweden	countries	Region	Europe	world	Group

External net sales	46,348	8,113	133	1,667	935	57,196
Depreciation, amortization & write-downs	-7,975	-2,788	-23	-2,920	-269	-13,975
Income from associated companies	5,497	-22	-1,923	-246	2,830	6,136
Operating income	12,403	-2,483	-1,967	-4,474	1,981	5,460
Operating capital	24,218	34,289	5,623	5,647	373	70,150
Equity participations in associates	557	-3	5,508	1,568	2,297	9,927
Investments	10,122	5,136	1,271	3,661	545	20,735
of which CAPEX	8,668	4,752	83	3,611	599	17,713
Number of employees	13,365	2,739	196	352	497	17,149
Average number of full-time employees	20,922	2,880	201	411	565	24,979

Selected Explanatory Notes to the Financial Statements

Items Not Reflecting Underlying Business Operations

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jul 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Jun 2002	2001	2000

Phase-out of operations (excluding depreciation, amortization and write-downs)	-157	—	-188	—	-666	-478	—
Personnel redundancy costs	-325	—	-325	—	-325	—	—
Certain pension related items	-304	141	-195	158	-265	88	854
Initial public offering/integration expenses	—	—	—	—	—	—	-144
Capital gains/losses (excluding associates)	-41	130	-96	143	535	774	7,628

Total	-827	271	-804	301	-721	384	8,338

Income from Associated Companies

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jul 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Jun 2002	2001	2000

Core business	176	-2,534	199	-2,937	1,033	-2,103	301
Baltic states (Mobile/Networks)	42	57	77	80	192	195	189
Netia (Networks)	0	-1,779	0	-1,922	-542	-2,464	-411
Comsource/Eircom (Networks)	151	-762	151	-966	1,243	126	-933
Other	-17	-50	-29	-129	140	40	1,456
Holding	187	2,742	176	2,988	5,427	8,239	-1,498
Unisource/AUCS	40	-61	40	-110	-222	-372	1,445
Telia Overseas	239	2,603	256	2,601	449	2,794	-1,719
Eniro	-1	88	-1	380	5,671	6,052	185
Other	-91	112	-119	117	-471	-235	-1,409

Total	363	208	375	51	6,460	6,136	-1,197

Telia Interim Report January-June 2002

Long-lived Assets

	Intangible assets						Tangible
	Goodwill			Other intangibles			assets
	Jun 30,	Dec 31,	Dec 31,	Jun 30,	Dec 31,	Dec 31,	Jun 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2000	2002	2001	2000	2002	2001	2000

Opening balance	24,686	23,935	1,143	2,130	1,263	1,003	47,314	43,807	33,318
Purchases	4	448	22,893	202	1,316	509	3,919	16,409	16,084
Operations acquired	—	—	19	—	—	40	—	1,291	2,431
Sales/discards	-4	—	-31	-12	-1	-23	-86	-875	-579
Operations divested	—	-396	-251	—	-86	-4	-2	-1,258	-387
Reclassifications	-2	-2	-10	161	-68	-76	-384	-620	54
Amortization, depreciation	-725	-1,375	-655	-209	-338	-212	-4,649	-8,825	-7,352
Write-downs, reversals of write-downs	-0	-28	-1	-57	-2	—	-80	-3,428	-36
CAPEX contribution from CATV customers	—	—	—	—	—	—	-1	6	21
Advances	—	—	—	—	—	—	-3	3	—
Exchange rate differences	1,084	2,104	828	-25	46	26	-328	804	253
Closing balance	25,043	24,686	23,935	2,190	2,130	1,263	45,700	47,314	43,807

Cash Flow from Investing Activities

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jul 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Jun 2002	2001	2000

Shares, participations & operations acquired	-316	-1,416	-345	-1,514	-1,072	-2,241	-30,841
Shares, participations & operations divested	1,053	5,089	1,038	5,660	11,009	15,631	9,325
Intangible & tangible fixed assets acquired	-2,105	-3,628	-4,086	-7,196	-13,812	-16,922	-15,997
Other investing activities, net	-987	789	-701	372	6,091	7,164	392

Total	-2,355	834	-4,094	-2,678	2,216	3,632	-37,121

Net Indebtedness

		June 30,		June 30,	Dec 31,		Dec 31,
MSEK		2002		2001	2001		2000

Long-term and short-term loans		23,783		36,777	29,124		34,042
Less:	Interest-bearing financial assets	-7,869		-5,998	-7,510		-4,968
	Interest-bearing receivables	-4,119	-	13,179	-4,191	-	10,834
	Short-term investments, cash and bank	-3,253		-1,559	-9,120		-1,530

Total net borrowings		8,542		16,041	8,303		16,710
Provision for pensions		1,794		3,028	2,358		3,525

Total net interest-bearing liability		10,336		19,069	10,661		20,235

Telia Interim Report January-June 2002

Gross Investments by Class of Asset

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	2001	2000

Goodwill	0	424	4	453	448	22,893
Other intangible assets	143	62	202	114	1,316	509
Real estate	-31	40	17	97	269	552
Machinery and equipment	1,979	3,564	3,894	7,023	16,128	15,519
Fixed networks	1,272	1,213	1,626	1,635	7,022	4,115
Mobile networks	395	342	797	691	2,124	1,411
Other machinery and equipment	312	2,009	1,471	4,697	6,982	9,993
Shares and participations	546	1,864	573	1,926	2,574	8,269

Total	2,637	5,954	4,690	9,613	20,735	47,742
of which capex	2,091	3,666	4,113	7,234	17,713	16,580
of which acquisitions	546	2,288	577	2,379	3,022	31,162

Financial Instruments

	June 30, 2002		June 30, 2001		December 31, 2001
MSEK	Book value	Fair value	Book value	Fair value	Book value	Fair value

Equity participations in associates	8,418	7,726	10,070	22,911	9,927	9,682
Other holdings of securities	464	464	404	404	426	426
Other long- and short-term receivables	10,686	10,598	17,911	17,839	10,061	9,973
Short-term investments	226	226	352	352	197	197
Interest swaps received	683	683	—	—	673	673
Interest swaps paid	-645	-645	—	—	-646	-646
FX interest rate swaps received	12,346	12,346	8,173	8,173	12,629	12,629
FX interest rate swaps paid	-11,546	-11,546	-7,311	-7,311	-11,442	-11,442
Other currency derivatives	130	130	553	553	355	355

Total assets	20,762	19,982	30,152	42,921	22,180	21,847

Provisions for pensions	1,794	1,794	3,028	3,028	2,358	2,358
Long-term loans	21,354	21,619	26,931	27,144	25,543	25,890
Short-term loans	2,885	2,895	10,922	10,933	4,030	4,044
Interest swaps received	-1,869	-1,869	-2,096	-2,096	-1,970	-1,970
Interest swaps paid	1,999	1,999	2,131	2,131	2,062	2,062
FX interest rate swaps received	-1,781	-1,781	-7,947	-7,947	-1,840	-1,840
FX interest rate swaps paid	1,844	1,844	7,680	7,680	1,901	1,901
Other currency derivatives	77	77	352	352	430	430

Total liabilities	26,303	26,578	41,001	41,225	32,514	32,875
Less book value of:
- Pensions	-1,794		-3,028		-2,358
- Accrued interest	-649		-844		-602
- Other currency derivatives	-77		-352		-430
Book value of interest-bearing liabilities	23,783		36,777		29,124

FX swaps/forward contracts (portfolio)
Purchases of foreign currency	14,215	14,215	17,022	17,022	19,972	19,972
Sales of foreign currency	8,395	8,395	16,613	16,613	14,030	14,030

Telia Interim Report January-June 2002

Changes in Share Capital				Average Number of Shares

	Number of shares	Par value, SEK/share	Share capi- tal, KSEK	Period	Number

Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000	April-June 2002	3,001,200,000
Bonus issue, May 20, 2000	–	1,036.80	323,840	After dilution	3,001,200,000
Split 324:1, May 20, 2000	2,842,400,000	3.20	–	April-June 2001	3,001,200,000
New share issue, June 16, 2000	150,000,000	3.20	480,000	After dilution	3,001,739,760
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840	January-June 2002	3,001,200,000
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840	After dilution	3,001,200,000
Share capital, June 30, 2002	3,001,200,000	3.20	9,603,840	January-June 2001	3,001,200,000
				After dilution	3,001,333,038
				July 2001-June 2002	3,001,200,000
				After dilution	3,001,200,000
				January-Dec 2001	3,001,200,000
				After dilution	3,001,200,000
				January-Dec 2000	2,932,757,377

Contingent Assets and Contingent Liabilities			Contractual Obligations

	Jun 30,	Dec 31,		Jun 30,		Dec 31,
MSEK	2002	2001	MSEK	2002		2001

Contingent assets	–	–	Tangible fixed assets		883		499
Collateral pledged			Indefeasible Rights of Use (IRU)		68		179
Shares in subsidiaries	71	82	Associated & non-consolidated companies		169		274

Shares in associated companies	62	–	Total		1,120		952

Blocked funds in bank accounts	97	9

Total	230	91	Deferred tax

Contingent liabilities			MSEK	Jun 30, 2002		Dec 31, 2001

Credit & performance guarantees, etc.	423	622	Deferred tax liability		7,270		6,940
FPG/PRI	163	163	Deferred tax benefit (incl. valuation reserve)	-	1,814	-	1,490

Total	586	785	Net deferred tax liability		5,456		5,450

Basis for Presentation

General. For the six-month period ended June 30, 2002 and as in the year ended December 31, 2001, Telia’s consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS). This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

Accounting principles. The applied accounting principles, including the adoption of IAS 39 “Financial Instruments: Recognition and Measurement” as of January 1, 2001, are described in Telia’s Annual Report for 2001.

Discrepancies between Swedish GAAP and the accounting principles applied by Telia are discussed in a separate note.	Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (MSEK) and are based on the six-month period ended June 30, 2002 for income statement items and as of June 30, 2002 for balance sheet items, respectively.

Restated accounts. Some adjustments of the Group’s business organization have been implemented during the first half of 2002. Hence, the business area figures in this report have been restated.

Recently published accounting standards. During 2001 the interpretations SIC-30 “Reporting Currency – Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests”

Tella Interim Report January-June 2002

terests” were published, which are to be applied to accounting periods beginning January 1, 2002 or later. The interpretation SIC-32 “Intangible Assets — Web Site Costs” was issued on March 13 and became effective on March 25, 2002. Application of these interpretations has not entailed any changes to the comparative figures.

During 2000 IAS 41 “Agriculture,” was published, which goes into effect on January 1, 2003. ias 41 does not affect Telia’s operations.

Swedish GAAP
Differences in principles. Telia’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). IAS deviates in certain respects from Swedish GAAP, primarily with respect to the reporting of financial instruments and the computation of pension liability and pension expense. The deviations are described in Telia’s Annual Report for 2001.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and equity as follows.	On March 26, 2002, Telia announced its intention to make a tender offer for all shares in the Finnish telecom operator Sonera Oyj. Telia AB is offering to exchange Telia shares for Sonera shares. Holders of Sonera shares will receive 1.51440 Telia shares for every Sonera share that they hold and holders of Sonera American Depositary Shares will receive 0.30288 Telia adss for every Sonera ADS that they hold. Telia’s obligation to exchange Telia shares for Sonera shares is subject to a number of conditions, including, among others, the condition that prior to the expiration of the exchange offer, Sonera shares representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn and that Telia receives the requisite material regulatory approvals.

On April 18, 2002, Telia sold its 40 percent stake in Comsource UnLtd to the other shareholder, the Dutch telecom operator KPN.

Post-balance sheet events. On July 1, 2002, Telia’s remaining 9 percent shareholding in the Orbiant Group was sold to the other shareholder Flextronics.

MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001	Jan-Dec 2001	Related Party Transactions
The Swedish State. The Telia Group’s services and products are offered to the Swedish state, its agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with Telia. Likewise, Telia buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish state, its agencies, or state-owned companies represent a significant share of Telia’s net sales or income.

Net income under IAS Financial instrumens Pensions Deferred tax Net income under Swedish GAAP	30 7 -1,364 380 -947	250 128 -513 108 -27	157 14 -1,655 459 -1,025	541 -12 -530 152 151	1,869 -43 -1,088 317 1,055

MSEK			Jun 30, 2002	Jun 30, 2001	Dec 31, 2001

Shareholders’ equity under IAS Financial instrument Pensions Deferred tax Shareholders’ equity under Swedish GAAP			59,728 -71 -1,510 443 58,590	58,570 277 703 -274 59,276	59,885 126 145 -76 60,080	Like other operators whose business requires a permit from the state, Telia pays an annual fee to the National Post and Telecom Agency for the agency’s activities. As from January 1, 2002, the fee is equal to 1.57 thousandths of net sales in the operator’s business for which a permit is required. There are additional fees for the agency’s licensing activities under the Radio Communications Act and the Radio and Telecommunications Terminal Equipment Act.

Changes in Group Composition
Events in the first half of 2002. In the beginning of March, 2002, a group of lenders and the largest shareholders, including Telia, came to an agreement for a financial reconstruction of the Polish company Netia Holdings s.a. that primarily entails a conversion of the lenders’ claims to equity in the company. Telia currently owns 48 percent of the share capital in Netia. When all transactions have been completed, Telia’s shareholding will be approximately 3 percent.

On March 19, 2002, a Memorandum of Understanding was signed with the Indian company Bharti Tele-Ventures for the sale of Telia’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd.

Infonet. Telia owns a participating interest in the American company Infonet Services Corp. In the three-month period ended June 30, 2002, Telia sold services and products to Infonet worth MSEK 5 and purchased services and products worth MSEK 74. In the six-month period ended June 30, 2002, Telia sold services and products to Infonet worth MSEK 12 and purchased services and products worth MSEK 161.

Telefos. Telia owns 49 percent of the shares in Telefos AB. As of June 30, 2002, Telia had interest-bearing claims on the Telefos Group of MSEK 1,428 and had signed a limited

Telia Interim Report January-June 2002

supplementary guarantee of MSEK 150 for the credit-insured pension commitments of Telefos companies. During the three months ended June 30, 2002, Telia sold services and products worth MSEK 63 to the Telefos Group and bought services and products worth MSEK 850. During the six months ended June 30, 2002, Telia sold services and products worth MSEK 214 and bought services and products worth MSEK 1,988. Some of the services purchased by Telia referred to construction of capital assets.

IN. Telia holds an indirect participating interest in INGROUP Sweden AB (IN). In the six-month period ended June 30, 2002, Telia sold services and products worth MSEK 29 and bought services and products worth MSEK 166.

Other. In addition to those specified, Telia buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Non-cash Transactions

Vehicles. Telia leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the three-month period and the six-month period ended June 30, 2002 entailed a non-cash investment of MSEK 12 and MSEK 24, respectively.

Infrastructure/capacity swaps. Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of June 30, 2002, Telia had, through non-cash swapping, net provided infrastructure and network capacity with a book value of MSEK 1.	basis if the Swedish krona weakened one percent against the transaction currencies.

Telia’s conversion exposure has increased due to the relatively fast growth of Telia’s operations outside of Sweden. Telia does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely-convertible foreign currency of a country with smoothly-functioning financial markets. As of June 30, 2002, the Group had no hedged conversion exposure.

Interest rate risk. Telia’s financial policy provides guidelines for fixing interest rates on loan debt relative to the average life of the loan. The Group’s policy is that the duration of loan debt should be from six months to four years. The general principle is to optimize interest rate risk from an overall Group perspective.

As of June 30, 2002, the Group had interest-bearing loans of approximately GSEK 24 with duration of approximately two years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately GSEK 8, assuming that existing loans maturing during that period are refinanced and after accounting for interest rate swaps. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately MSEK 400, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per June 30, 2002.

AUCS. Claims of MSEK 228 on the associated company AUCS Communications Services were converted to shares in the company during the second quarter.

Dividend

The year 2001 dividend of SEK 0.20 per share, or a total of MSEK 600, was paid out on May 2, 2002.

Financial Risk Management

Foreign exchange risk. The Telia Group has a relatively limited operational need to net purchase foreign currency, primarily due to the settlement deficit in telephony traffic and import of materials.

Telia’s general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. Given an operational net transaction exposure equal to that of 2001, and provided that no hedging measures were taken, there would be a negative impact on Group earnings of approximately MSEK 30 on an annual	Approximately GSEK 5 was used during the first quarter of 2002 to repay loans, while the volume of interest-bearing loans did not change significantly during the second quarter. During the second quarter of 2002 the credit deterioration in the telecommunications industry continued, which led to further increases in relative interest rate spreads for most borrowers in the industry.

Financing and liquidity risk. Telia is considered one of the most creditworthy telecommunications companies in Europe, which gives the Group good opportunities to finance operations using the financial markets.

In April 2002, the credit rating agency Standard & Poor’s downgraded its credit rating for Telia AB to A+ for long-term borrowing and to A-1 for short-term borrowing. Standard & Poor’s also put Telia’s rating on its watch list for possible downgrading in light of the bid on Sonera Oyj. Telia’s rating from the credit rating agency Moody’s is the highest possible, P-1, for short-term borrowing, while Telias’s rating from Moody’s for long-term borrow-

Telia Interim Report January-June 2002

ing is A1. Moody’s has also posted Telia’s rating on its watch list for possible downgrading.

Telia AB has a Revolving Credit Facility, i.e., confirmed loan commitments from a consortium of leading international banks, which constitutes a liquidity tool for the Group. At present, the loan commitment amounts to MUSD 1,000 or the equivalent value in certain other currencies. It was not utilized as of June 30.

Employee Stock Option Program (ESOP)

In May 2001, the Annual General Meeting voted in favor of establishing an employee stock option program involving issue of debt instruments with option rights to subscribe to shares in Telia AB. The employee stock options were allotted free of charge and all employees affected will be given 1,000 options.

The program covers a total of no more than 21,000,000 options that entitle the holder to acquire an equal number of shares in Telia AB. Option holders may exercise their options no earlier than May 31, 2003 and no later than May 31, 2005. Furthermore, a maximum of 6,500,000 options may be transferred to the market in order to counteract the effect of payroll overhead incurred by the options program.

If fully exercised, the ESOP will entail an increase in share capital of no more than MSEK 88, equal to a 0.9 percent increase in the number of shares. The exercise price has been set at SEK 69. The terms of the ESOP may be recalculated as a consequence of share issues, etc.

Telia does not record an expense with respect to the ESOP. As of June 30, 2002 and December 31, 2001, the ESOP had no dilution effect upon computation of earnings per share.

Parent Company

The parent company Telia AB, which is domiciled in Stockholm, comprises the Group’s Swedish operations in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions, certain support units and the Group’s internal banking operations.

Net sales for the period were MSEK 11,640 (11,258), of which MSEK 9,609 (9,488) was invoiced to subsidiaries. Earnings before appropriations and taxes improved to MSEK -233 (-1,165). In the second quarter of 2001, the parent company’s shares in Netia were written down.	Earnings after appropriations and taxes were MSEK 679 (-927). Equity was MSEK 32,965 (33,296 at year-end), and retained earnings MSEK 9,482 (9,814).

The balance sheet total decreased to MSEK 79,557 (82,796 at year-end). Cash flow from operating activities was MSEK 2,661 (1,090), while operating cash flow was MSEK 2,218 (1,351). Net borrowings declined, to MSEK 1,259 (3,858 at year-end). Cash and cash equivalents totaled MSEK 2,140 (8,068 at year-end).

The equity/assets ratio (including the equity component of untaxed reserves) improved to 54.8 percent (54.0 percent at year-end).

Total investments for the first half amounted to MSEK 2,582 (5,955), including MSEK 1,728 (2,234) in tangible fixed assets, primarily fixed telephony installations. Other investments totaling MSEK 854 (3,721) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, MSEK 526 was provided through debt conversion.

The number of employees as of June 30 was 3,339 (3,150 at year-end).

Telia Semiannual Report January-June 2002

Geographical Markets, Business Areas 1)

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun		Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun
MSEK	2002	2001	2002	2001	MSEK	2002	2001	2002	2001

Mobile

Mobile telephony, Sweden					Mobile telephony, Finland

Net sales	2,967	2,811	5,701	5,480	Net sales	246	153	462	295
of which external	2,650	2,456	5,096	4,703	of which external	244	144	459	281
Underlying EBITDA	1,271	1,210	2,477	2,404	Underlying EBITDA	-99	-99	-203	-170
EBITDA margin (%)	42.8	43.0	43.4	43.9	EBITDA margin (%)	-40.2	-64.7	-43.9	-57.6
Investments	493	267	590	504	Investments	98	85	147	123

Mobile telephony, Norway					Business solutions, telephony

Net sales	1,332	1,054	2,532	1,959	Net sales	464	493	999	957
of which external	1,337	1,046	2,513	1,945	of which external	515	368	994	739
Underlying EBITDA	590	324	1,012	610	Underlying EBITDA	-31	-52	-52	-19
EBITDA margin (%)	44.3	30.7	40.0	31.1	EBITDA margin (%)	-6.7	-10.5	-5.2	-2.0
Investments	216	163	428	287	Investments	11	4	11	5

Mobile telephony, Denmark

Net sales	252	184	446	367
of which external	213	168	376	327
Underlying EBITDA	-232	-75	-360	-219
EBITDA margin (%)	-92.1	-40.8	-80.7	-59.7
Investments	112	111	148	160

	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun		Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun
MSEK	2002	2001	2002	2001	MSEK	2002	2001	2002	2001

Internet Services					Networks

Sweden					Sweden

Net sales	865	733	1,691	1,352	Net sales	7,983	7,944	15,840	15,556
of which external	854	694	1,673	1,309	of which external	6,580	6,882	13,182	13,562
Underlying EBITDA	-146	-166	-308	-489	Underlying EBTDA	2,754	2,765	5,521	5,616
EBITDA margin (%)	-16.9	-22.6	-18.2	-36.2	EBITDA margin (%)	34.5	34.8	34.9	36.1
Investments	97	250	185	478	Investments	774	1,333	1,721	2,494

1)	For further information: www.telia.com, Investor Relations, Financial Information, External Net Sales per Business Area and Product Segment (specification).

Subscription Trends1)

	Jun 30,	Mar 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
'000	2002	2002	2001	2000	1999	1998	1997	1996

Mobile telephony, Sweden	3,484	3,459	3,439	3,257	2,638	2,206	1,935	1,745
Norway	996	985	970	850	–	–	–	–
Other Nordic countries	648	567	527	412	203	120	–	–

Internet,2) Sweden	1,044	1,028	992	738	604	440	231	106
of which broadband	322	288	245	51	6	1	–	–
Denmark	164	158	147	108	78	63	11	–
of which broadband	70	65	58	30	11	3	–	–

Cable TV, Sweden	1,384	1,389	1,378	1,358	1,348	1,330	1,308	1,291
Denmark	186	186	179	175	170	164	145	137

Fixed telephony, PSTN, Sweden	5,605	5,642	5,663	5,783	5,889	5,965	6,010	6,032
Denmark	256	244	264	232	209	160	86	12

ISDN channels, Sweden	905	921	922	838	630	424	244	129

1)	For further information: www.telia.com, Investor Relations, Financial Information, Operational Data

2)	Internet access via the fixed network and the cable television network

Forward-Looking Statements

This press release contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned merger between Telia and Sonera and the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.